Exhibit 99.1

AirNet Announces Changes to the Composition of Board Committees

BEIJING, October 31, 2019 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. ("AirNet" or the "Company") (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced the election of Mr. Hua Zhuo, an independent director of the Company since July 2015, as a member to each of the audit committee (the “Audit Committee”) and the compensation committee (the “Compensation Committee”) of the board of directors of the Company (the “Board”) on October 29, 2019 to fill the vacancy on each committee after the resignation of Mr. Conor Chiahung Yang. Moreover, Mr. Songzuo Xiang and Mr. Dong Wen were elected as the Chairperson of the Audit Committee and the Compensation Committee, respectively, on October 29, 2019. Presently, the Board is composed of three committees, being the Audit Committee, the Compensation Committee, and the compliance committee of the Board (the “Compliance Committee”). With three out of five members of the Board being independent directors, each of the three committees is composed of three independent directors. Chaired by Mr. Songzuo Xiang, the Audit Committed is composed of Messer Songzuo Xiang, Dong Wen, and Hua Zhuo. Chaired by Mr. Dong Wen, the Compensation Committed is composed of Messer Songzuo Xiang, Dong Wen, and Hua Zhuo. Chaired by Mr. Dong Wen, the Compliance Committed is composed of Messer Songzuo Xiang, Dong Wen, and Hua Zhuo.

About AirNet Technology Inc.

Incorporated in 2007 and headquartered in Beijing, China, and formerly known as AirMedia Group Inc, AirNet (Nasdaq: ANTE) provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com